

Jean-Baptiste Duprieu · 2nd

Founder & CEO at Çava Health

New York, New York, United States · 500+ connections ·

Contact info



Çava Health

Grenoble Ecole de
Management - Grenoble...

Experience



Founder & CEO

Çava Health

Jun 2018 – Present · 2 yrs 11 mos

Socal

Building the next revolution in personal hygiene and at-home health monitoring.



Principal and Co-Owner

notional

Jan 2016 – Dec 2018 · 3 yrs

Greater New York City Area

   **NOTIONAL**



Principal, Chief Strategist

Case Agency

Oct 2013 – Dec 2015 · 2 yrs 3 mos

Greater New York City Area

Lead agency Strategy group and advised global FMCG companies, Luxury brands and tech start-ups C-suite executives on a variety of brand initiatives and go-to-market strategies.



CASE | New York



Head of Global Strategic Marketing and Business Development

Sony Music Entertainment · Full-time

Jul 2009 – Dec 2012 · 3 yrs 6 mos

Greater New York City Area

Reporting to SME Global President, lead Strategic Marketing and Business Development International divisions. First "Sony United" Officer, developed cross-label, multi-platform business models with Sony Corp's hardware companies, F500 companies, and government entities. Lead Sony Music's 3D format content development. Member of Sony Corp …see more



Sony

5 yrs 9 mos

GM, Marketing Communications Europe and Interim Head of Brand, Sony France

Mar 2008 – Jul 2009 · 1 yr 5 mos

Paris Area, France

Oversaw Sony France's national marketing campaigns & all customer communication interfaces. Managed France's overall A&P budget (€32M).

Responsible for Sony's local media strategy, brand partnerships, web & social med …see more

General Manager, Marketing Communications Europe

Apr 2006 – Jul 2009 · 3 yrs 4 mos

London, United Kingdom

Responsible for defining the long and mid-term strategy for Sony's portable audio product lines across Europe (Walkman, X-plod, Nav-u, etc.). Managed regional budget of €50M.

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Education

Grenoble Ecole de Management - Grenoble Graduate School of Business

Master's, Business Administration, Technology Management & Innovation

1999 – 2003

Université Paul Sabatier (Toulouse III)

Bachelor of Science, Molecular and Cellular Biology

1996 – 1999

Université Paul Sabatier Toulouse III

Medicine

1996 – 1998



